FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Skoglund,	William			Old Second Bancorp Inc./OSBC				X Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		Officer (give title below)	Other (specify below)
	c/o The Old Second National Bank of America 37 South River Street						12-31-02	Director and CEO

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	Aurora,	IL	60506						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
Old Second Bancorp Inc. Common Stock							Code	V		Amount	(A) or (D)	Price

	Common Stock		12-31-02				J	V		31	A	*		6,064*		I		401-(k) Plan

	Common Stock		12-31-02				J	V		101	A	**		20,079*		I		Profit Sh. Pl

	Common Stock													266		D

*
Of this total, 31 shares were allocated during the fourth quarter pursuant to The Old Second Bancorp Inc. Salary Savings Plan & Trust, Information provided herein is basedon information provided by the Plan Trustee as of 12-31-02.
**
Of this total 101 shares were allocated during the fourth quarter pursuant to The Old Second Bancorp Inc. Employees Profit Sharing Plan & Trust Information provided herein is based on information provided by the Plan Trustee as of 12-31-02.
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

Old Second Bancorp Inc.									Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Phantom Stock		1 for 1		12-31-02				A	V		-0-*	—		N/A	N/A

Employee Stock Option

	Right to buy		$37.61												12-17-03	12-17-12

	Right to buy		$29.42-(Restated)												12-18-02	12-18-11

	Right to buy		$17.82-(Restated)												12-19-01	12-19-10

	Right to buy		$20.91-(Restated)												12-14-00	12-14-09

	Right to buy		$19.50-(Restated)												12-10-99	12-8-08

	Right to buy		$22.71-(Restated)												12-18-98	12-9-07

	Right to buy		$15.33-(Restated)												12-10-97	12-10-06

	Right to buy		$13.80-(Restated)												12-12-96	12-12-05

	Right to buy		$11.70-(Restated)												7-1-96	7-1-05

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)	8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	-0-	—		1,375		D

	Com. Stock	16,000					D

	Com. Stock	12,000

	Com. Stock	10,000

	Com. Stock	8,500

	Com. Stock	4,000 (Restated to 24,500)

	Com. Stock	3,300

	Com. Stock	2,200

	Com. Stock	1,000 (Restated to 2,750)

	Com. Stock	1,100 (Restated to 73,333)

		Total options			89,333		D

Explanation of Responses:
* These shares represent stock purchased 9-30-01 - 12-31-02 in the Phantom Stock Plan for Deferred Directors' Rees. This Plan commenced on 4-2-01

/s/ William B. Skoglund	12-31-02
**Signature of Reporting Person (William B. Skoglund)	Date
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm
Last update: 09/05/2002